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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.            )*

Maxwell Technologies, Inc. (Name of Issuer)
Common Stock, par value $0.10 per share (Title of Class of Securities)
577767-10-6 (CUSIP Number)
Martin Schutt, c/o Montena SA, Ch de la Cornache 1, 1753 Matran, Switzerland, Tel 011-41-22-310.58.58 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 5, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

        Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d- 7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Montena SA, a Swiss corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC use Only

4.	Source of Funds (See Instructions) Subject Company (SC) and Other (00)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially by Owned by Each Reporting Person With		7.	Sole Voting Power 2,550,000

		8.	Shared Voting Power

		9.	Sole Dispositive Power 2,550,000

		10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,550,000 (These are restricted shares, tradable only under a registration statement or pursuant to an exemption.).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 18.2%

14.	Type of Reporting Person (See Instructions)
CO

Item 1. Security and Issuer

        This statement relates to the common stock, par value $0.10 per share, of Maxwell Technologies, Inc., 8888 Balboa Avenue, San Diego, California 92123.

Item 2. Identity and Background

  (a)
  Montena SA

  (b)
  Ch. De la Cornache 1
  CH-1753 Matran
  Switzerland

  (c)
  Montena SA is the holding company of an industrial group providing all kinds of equipments, services or components in the field of electronic machines, high voltage engineering and light sources, such as production lines, customized automated processes, machine control, lamp manufacturing and capacitors and battery equipment.

  (d)
  None

  (e)
  None

  (f)
  Incorporated in Switzerland

Item 3. Source and Amount of Funds or Other Consideration

        All of the shares acquired by Montena SA and reported on this Schedule 13D were received in exchange for all of the outstanding shares of Montena Components, formerly a majority-owned subsidiary of Montena SA. Montena SA borrowed $3 million from the issuer to provide part of the funds required for Montena SA to purchase, prior to such exchange, the shares of Montena Components it did not already own. This loan is secured by 300,000 shares of the issuer's common stock and must be repaid within 120 days of the date on which Montena SA is able to sell issuer shares under a resale registration statement.

Item 4. Purpose of Transaction

        The purpose of the transaction was the acquisition by the issuer of the outstanding capital stock of Montena Components. Montena SA intends to be a long-term holder of most of the issuer stock received in the transaction, subject to its commitment to sell about 300,000 shares of such stock to repay the loan from the issuer described above and the possibility of selling 300,000 to 400,000 shares from time to time to raise cash for its operations. The shares issued to Montena were not registered and can be sold in the public market during the first year following the transaction only under an effective registration statement.

        Montena SA and the issuer have agreed that Jose Cortes, Chairman of Montena SA, will be added as a member of the issuer's board of directors.

Item 5. Interest in Securities of the Issuer

  (a)
  Montena SA beneficially owns 2,550,000 shares of Maxwell Technologies, Inc. common stock, representing approximately 18.2% of the outstanding shares of such stock.

  (b)
  Montena SA has sole voting and dispositive power over all 2,550,000 shares.

  (c)
  None

  (d)
  None

  (e)
  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        See Item 4 for a description of the loan arrangement between the issuer and Montena SA.

Item 7. Material to be Filed as Exhibits

        Exhibit 7.1

    Stock Purchase and Barter Agreement, dated May 30, 2002, between Montena SA and Maxwell Technologies, Inc. and Amendment Number One thereto dated June 28, 2002.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2002 Date
/s/ HANNES BERCHTOLD Signature
Hannes Berchtold, CFO Name/Title

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  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
  Item 7. Material to be Filed as Exhibits
SIGNATURE